ROCKETTRADER, INC.

FINANCIAL STATEMENTS

As of December 31, 2021

(unaudited)

CONTENTS

JOSEPH M. BENNIE, CPA PC

785 Old Hickory Boulevard Suite 301, Brentwood, TN 37027
(615) 831-9527 – joe@joebennie.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholder
RocketTrader, Inc.
Rocklin, California

I have reviewed the accompanying financial statements of RocketTrader, Inc. (a Delaware corporation) which comprise the balance sheet as of December 31, 2021 and the related statements of income, shareholders equity (deficit) and cash flows for the year then ended, and the related noted to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Based upon my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Brentwood, Tennessee
March 7, 2022

RocketTrader, Inc.
Balance Sheet
December 31, 2021
Unaudited

Assets

Current Assets

Bank accounts	$ 42,360
Total Assets	$ 42,360

Liabilities and Stockholders' Equity

Stockholder's Equity

Common Stock, Class B (one vote per share) $1.40 par value, 500,000 shares authorized 43,980 shares issued	61,572
Common Stock, Class A (ten votes per share) $-0- par value, 10,000,000 shares authorized 5,000,000 shares issued	-0-
Additional Paid in Capital	100,849
Retained Earnings(Deficit)	(120,061)
Total equity	42,360
Total Liabilities and Stockholder's Equity	$ 42,360

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Statement of Income
For the year ended December 31, 2021
Unaudited

Revenues	$ -0-
Expenses	
Advertising/Marketing	17,729
Legal/Professional	39,217
Contractors	46,155
Office Expense	1,593
Taxes/Licenses	294
Realized trading losses	80
Fundraising fees	3,017
Subscriptions	1,340
Miscellaneous	341
Total Expenses	109,766
Net Operating Loss	$(109,766)

RocketTrader, Inc.
Statement of Shareholders Equity (Deficit)
For the year ended December 31, 2021
Unaudited

	Common Stock Class B	Common Stock Class A	APIC	Retained Earnings (deficit)
Balance – December 31, 2020	-0-	-0-	13,295	(10,295)
Capital contribution	-0-	-0-	87,554	-0-
Net operating loss	-0-	-0-	-0-	(109,766)
Proceeds from sale of shares	61,572	-0-	-0-	-0-
Balance – December 31, 2021	$ 61,572	-0-	$ 100,849	$(120,061)

See accompanying notes and independent accountant's report.

4

Cash from Operating Activities

Net Operating Loss	$ (109,766)
	————————
Net cash used in Operating Activities	(109,766)

Cash from Financing Activities

Stockholder's investment (APIC)	87,554
Proceeds from issuance of Class B shares	61,572
	———————
Net Cash provided by Financing Activities	149,126
	———————

Net Increase in Cash	39,360
Cash at Beginning of Period	3,000
	——————
Cash at End of Period	$ 42,360
	======

See accompanying notes and independent accountant's report.

Note 1.   Summary of Accounting Policies

A summary of significant accounting policies is presented to assist in understanding the company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Basis of Accounting

Revenue and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred whether or not payment is received or amounts disbursed.

B. Depreciation/Amortization

The company's fixed assets (if any) will be depreciated over the estimated useful lives of the assets as estimated by management.

C. Income Taxes

The company is a regular C corporation for tax purposes. No provision has been included on this balance sheet for federal and state income taxes as any taxes due are considered immaterial.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes amounts on hand, on deposit at financial institutions, and liquid investments with a maturity of three months or less. The company occasionally will have amounts on deposit at financial institutions that exceed the $250,000 FDIC insurance limit. The company believes there is no significant risk with respect to these deposits.

E. Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The company has no comprehensive income.

F. Inventory

The company currently has no inventory.

Note 1.   Summary of Accounting Policies

G. Estimates

Management might use estimates and assumptions in preparing this financial
statement in accordance with generally accepted accounting principles. Those
estimates and assumptions affect the reported amounts of assets and liabilities
and the disclosure of any contingent assets and liabilities. Actual results could
vary from the estimates that were used.

Note 2.   Nature of Operations

RocketTrader, Inc. is a Registered Investment Advisor that will use automatic
trading models to trade securities within a client account. RocketTrader, Inc.
will operate under the D/B/A of Quants Compete. Clients are billed a flat rate
of $3.99/month until reaching a $5,000 account balance threshold. After
exceeding this threshold, clients are billed a monthly management fee of .95% of
assets.

ROCKETTRADER, INC.

FINANCIAL STATEMENTS

As of December 31, 2020

(unaudited)

JOSEPH M. BENNIE, CPA PC

785 Old Hickory Boulevard Suite 301, Brentwood, TN 37027
(615) 831-9527 – joe@joebennie.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholder
RocketTrader, Inc.
Rocklin, California

I have reviewed the accompanying financial statements of RocketTrader, Inc. (a Delaware corporation) which comprise the balance sheet as of December 31, 2020 and the related statements of income, shareholder's equity (deficit)and cash flows for the nine months then ended, and the related noted to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Based upon my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Brentwood, Tennessee
June 9, 2021

CONTENTS

RocketTrader, Inc.
Balance Sheet
December 31, 2020
Unaudited

Assets

Current Assets

Checking	$ 3,000
Total Assets	$ 3,000

Liabilities and Stockholders' Equity

Stockholder's Equity
Common Stock, $0 par value, 10,000,000 shares

authorized	$ -0-
Additional Paid in Capital	13,296
Retained Earnings (Deficit)	(10,296)
Total equity	3,000
Total Liabilities and Stockholder's Equity	$ 3,000

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Statement of Income
For the nine months ended December 31, 2020
Unaudited

Revenues	$	-0-
Expenses		
Advertising/Marketing		6,913
Legal/Professional		2,588
Taxes/Licenses		491
Lease Expense		208
Office Supplies		96
Total Expenses		10,296
Net Operating Loss		(10,296)
Retained Earnings - Beginning of Period		-0-
Retained Earnings(Deficit)- End of Period		$(10,296)

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Statement of Shareholders Equity (Deficit)
For the nine months ended December 31, 2020
Unaudited

	Common Stock	APIC	Retained Earnings (deficit)
Balance – April 1, 2020	$ -0-	-0-	-0-
Capital contribution	-0-	13,296	-0-
Net operating loss	-0-	-0-	(10,296)
Balance – December 31, 2020	-0-	$13,296	$(10,296)

See accompanying notes and independent accountant's report.

4

Net Operating Loss	$ (10,296)
Net cash used in Operating Activities	(10,296)
Cash from Financing Activities	
Stockholder's investment	13,296
Net Cash provided by Financing Activities	13,296
Net Increase in Cash	3,000
Cash at Beginning of Period	-0-
Cash at End of Period	$ 3,000

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Notes to Financial Statements
December 31, 2020

Note 1.   Summary of Accounting Policies

A summary of significant accounting policies is presented to assist in understanding the company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Basis of Accounting

Revenue and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred whether or not payment is received or amounts disbursed.

B. Depreciation/Amortization

The company's fixed assets (if any) will be depreciated over the estimated useful lives of the assets as estimated by management.

C. Income Taxes

The company is a regular C corporation for tax purposes. No provision has been included on this balance sheet for federal and state income taxes as any taxes due are considered immaterial.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes amounts on hand, on deposit at financial institutions, and liquid investments with a maturity of three months or less. The company occasionally will have amounts on deposit at financial institutions that exceed the $250,000 FDIC insurance limit. The company believes there is no significant risk with respect to these deposits.

E. Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The company has no comprehensive income.

F. Inventory

The company currently has no inventory.

Note 1.   Summary of Accounting Policies

G. Estimates

Management might use estimates and assumptions in preparing this financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities. Actual results could vary from the estimates that were used.

Note 2.   Nature of Operations

RocketTrader, Inc. is a Registered Investment Advisor that will use automatic trading models to trade securities within a client account. RocketTrader, Inc. will operate under the D/B/A of Quants Compete. Clients are billed a flat rate of $3.99/month until reaching a $5,000 account balance threshold. After exceeding this threshold, clients are billed a monthly management fee of .95% of assets.

ROCKETTRADER, INC.

FINANCIAL STATEMENTS

As of December 31, 2020

(unaudited)

JOSEPH M. BENNIE, CPA PC

785 Old Hickory Boulevard Suite 301, Brentwood, TN 37027
(615) 831-9527 – joe@joebennie.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholder
RocketTrader, Inc.
Rocklin, California

I have reviewed the accompanying financial statements of RocketTrader, Inc. (a Delaware corporation) which comprise the balance sheet as of December 31, 2020 and the related statements of income, shareholder's equity (deficit)and cash flows for the nine months then ended, and the related noted to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Based upon my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Brentwood, Tennessee
June 9, 2021

CONTENTS

RocketTrader, Inc.
Balance Sheet
December 31, 2020
Unaudited

Assets

Current Assets

  Checking $ 3,000

   Total Assets $ 3,000

Liabilities and Stockholders' Equity

Stockholder's Equity
  Common Stock, $0 par value, 10,000,000 shares
   authorized $ -0-
  Additional Paid in Capital   13,296
  Retained Earnings (Deficit)   (10,296)

      Total equity   3,000

   Total Liabilities and Stockholder's Equity $ 3,000

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Statement of Income
For the nine months ended December 31, 2020
Unaudited

Revenues	$ -0-
Expenses	
Advertising/Marketing	6,913
Legal/Professional	2,588
Taxes/Licenses	491
Lease Expense	208
Office Supplies	96
Total Expenses	10,296
Net Operating Loss	(10,296)
Retained Earnings – Beginning of Period	-0-
Retained Earnings (Deficit) – End of Period	$(10,296)

See accompanying notes and independent accountant's report.

RocketTrader, Inc.
Statement of Shareholders Equity (Deficit)
For the nine months ended December 31, 2020
Unaudited

	Common Stock	APIC	Retained Earnings (deficit)
Balance – April 1, 2020	$ -0-	-0-	-0-
Capital contribution	-0-	13,296	-0-
Net operating loss	-0-	-0-	(10,296)
Balance – December 31, 2020	-0-	$13,296	$(10,296)

See accompanying notes and independent accountant's report.

4

Net Operating Loss	$ (10,296)
Net cash used in Operating Activities	(10,296)
Cash from Financing Activities	
Stockholder's investment	13,296
Net Cash provided by Financing Activities	13,296
Net Increase in Cash	3,000
Cash at Beginning of Period	-0-
Cash at End of Period	$ 3,000

See accompanying notes and independent accountant's report.

Note 1.   Summary of Accounting Policies

A summary of significant accounting policies is presented to assist in understanding the company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Basis of Accounting

Revenue and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred whether or not payment is received or amounts disbursed.

B. Depreciation/Amortization

The company's fixed assets (if any) will be depreciated over the estimated useful lives of the assets as estimated by management.

C. Income Taxes

The company is a regular C corporation for tax purposes. No provision has been included on this balance sheet for federal and state income taxes as any taxes due are considered immaterial.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes amounts on hand, on deposit at financial institutions, and liquid investments with a maturity of three months or less. The company occasionally will have amounts on deposit at financial institutions that exceed the $250,000 FDIC insurance limit. The company believes there is no significant risk with respect to these deposits.

E. Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The company has no comprehensive income.

F. Inventory

The company currently has no inventory.

Note 1.   Summary of Accounting Policies

G. Estimates

Management might use estimates and assumptions in preparing this financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities. Actual results could vary from the estimates that were used.

Note 2.   Nature of Operations

RocketTrader, Inc. is a Registered Investment Advisor that will use automatic trading models to trade securities within a client account. RocketTrader, Inc. will operate under the D/B/A of Quants Compete. Clients are billed a flat rate of $3.99/month until reaching a $5,000 account balance threshold. After exceeding this threshold, clients are billed a monthly management fee of .95% of assets.